UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. _)*

eUnits(TM)2 Year U.S. Market Participation Trust II: Upside to Cap / Buffered to Downside
(Name of Issuer)

Common Stock- $0.01 par value
(Title of Class of Securities)

298411109
(CUSIP Number)

September 20, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)

[x]	Rule 13d-1(c)

[ ]	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	298411109	Page 2 of 5

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Ronald and Pamela Mass Family Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		U.S.
NUMBER OF SHARES	5	SOLE VOTING POWER	122,309
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER
EACH REPORTING	7	SOLE DISPOSITIVE POWER	122,309
PERSON WITH:	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		122,309
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES		[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		6.1%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	298411109	Page 3 of 5

Preliminary Note: The Reporting Person’s purchase of shares on November 1, 2013 resulted in the Reporting Person’s 6.1% beneficial ownership reported hereby.  Due to reliance on inaccurate share count information from a major financial news publication, the Reporting Person incorrectly believed that it had not exceeded 5% beneficial ownership prior to such purchase on November 1, 2013.  Based on subsequent review of the Issuer’s Annual Report, the Reporting Person now believes that it acquired greater than 5% beneficial ownership on September 20, 2013.

Item 1(a).	Name of Issuer:

eUnits(TM)2 Year U.S. Market Participation Trust II: Upside to Cap / Buffered to Downside

Item 1(b).	Address of Issuer’s Principal Executive Offices:

c/o Eaton Vance Management Two International Place, Boston, Massachusetts 02110

Item 2(a).	Name of Person Filing:

Ronald and Pamela Mass Family Trust

Item 2(b).	Address of Principal Business Office or, if None, Residence:

341 Alma Real Drive
Pacific Palisades, California 90272

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock- $0.01 par value

Item 2(e).	CUSIP Number:

298411109

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	298411109	Page 4 of 5

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

122,309

(b)	Percent of class:

6.1%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

122,309

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

122,309

(iv) Shared power to dispose or to direct the disposition of

CUSIP No .	298411109	Page 5 of 5

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ]

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	November 7, 2013

Signature:	/s/ Ronald Mass
Name:	Ronald Mass
Title:	Trustee